FOIA CONFIDENTIAL TREATMENT REQUESTED

May 17, 2006

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NW

Washington, DC

Attention: Gary R. Todd, Mailstop 6010

VIA EDGAR AND OVERNIGHT MAIL

Re:	Adept Technology, Inc.

Form 10-K for the fiscal year ended June 30, 2005

Forms 10-Q for the fiscal quarter ended October 1 and December 31, 2005

File No. 0-27122

Ladies and Gentlemen:

On behalf of Adept Technology, Inc. (“Adept” or “the Company”), we hereby respond to your comment letter dated May 4, 2006 (the “Comment Letter”) relating to the above-referenced filings by Adept with the Securities and Exchange Commission (the “Commission”). For ease of reference, the bold headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Adept requests, pursuant to the provisions of Commission Rule 83 (17 C.F.R. ss. 200.83), confidential treatment of the Annex A accompany this letter and bearing the Bates Number ADEP CTR 003 that includes information being provided supplementally to the Staff (the “Confidential Information”), under the Freedom of Information Act (5 U.S.C. ss. 552) (the “FOIA”). The Confidential Information contains confidential business information, which we believe is covered by one or more exemptions in the FOIA. Such information, if made public, could adversely affect Adept. A letter detailing Adept’s confidential treatment request accompanies this letter and is also being filed with the Office of Freedom of Information and Privacy Act Operations.

Gary R. Todd

May 17, 2006

Form 10-K for fiscal year ended June 30, 2005

Item 9A Controls and Procedures, page 49

1.	Please explain to us the nature and amounts of the post-closing adjustments. Tell us how you determined that none of the items materially affected prior quarters. Explain to us the steps taken to remedy these matters and the results achieved. Please be detailed and specific.

The post-closing adjustments, as itemized in Appendix A, fell into three categories: accrual corrections, account reconciliation adjustments, and inventory reserve adjustments. In conjunction with our Annual Report on Form 10K filed on September 28, 2005, we performed an analysis of these adjustments pursuant to SAB 99 and documented this analysis, which documentation was reviewed by our former independent auditors, Ernst & Young, which indicated that all of the adjustments impacted financial results within the 2005 fiscal year, and that the majority of the impact was to 4th quarter results.

In particular, we reviewed the materiality factors as elaborated in SAB 99. Materiality, as it relates to the quarterly periodic filings of Adept for each quarter of fiscal 2005, requires restatement of our prior filings if any quarterly adjustment exceeds our materiality threshold. Because our fiscal 2005 was close to breakeven most of the year, and because pretax income has fluctuated significantly, we replaced the 5% of pretax income materiality rule with a measure we believe was more meaningful, namely 0.5% of revenues. This gave us a $250,000 materiality threshold. As can be seen from Annex A, none of the quarterly adjustments exceeded the threshold, and we thus determined that no prior period restatements were warranted. We in addition concluded that none of the qualitative restatement requirements listed below applied.

•	A misstatement that masks a change in earnings or other trends.

•	A misstatement that hides a failure to meet analysts’ consensus expectations for the enterprise.

•	A misstatement that changes a loss into income or vice versa. This was not an issue in any quarter except for Q1, 2005 which would have had a small pre-tax profit reduced to a very small pretax loss.

•	A misstatement that concerns a segment or other portion of Adept’s business that has been identified as having a significant impact on Adept’s operations or profitability.

•	A misstatement that affects Adept’s compliance with regulatory requirements.

•	A misstatement that affects Adept’s compliance with loan covenants or other contractual requirements.

Gary R. Todd

May 17, 2006

•	A misstatement that has the effect of increasing managements’ compensation.

•	A misstatement involving concealment of an unlawful transaction.

In totality, the adjustments offset one another as reported for Q4 2005 such that they had an immaterial impact on overall results: Revenue changed by only $31,000 pre vs. post adjustment (0.2%), and net income from continuing operations changed by only ($18,000), a change of (2.0%). Profiling the adjustments against prior quarters in FY 2005, the prior quarters’ net income from continuing operations would have increased by $92,000, and Q4, 2005 would have been reduced by a comparable amount.

A discussion of the specific actions which we have taken to remediate the three functional areas where errors occurred is as follows:

a) Accrual corrections. We have instituted additional internal controls, including monthly queries to all managers to identify all liabilities that should be accrued, as well as direct contact by our Accounts Payable department with key vendors to identify liabilities at each period end requiring accrual treatment. In addition, the other significant accruals error related to commission liability from earlier FY 2005 quarters that was reported in Q4. We have since developed reports that are reviewed and approved by senior sales management on a quarterly basis to ensure all commission and bonus accruals are properly accrued.

b) Account reconciliation adjustments. The account reconciliation corrections impacted the following areas: cash reconciliation, payroll reconciliation, and accounts receivable reconciliation. We now require an additional level of financial management review by the accounting manager in addition to the corporate controller, and have established a more formal account reconciliation meeting, with sign-offs by the accounting manager and corporate controller and involving all domestic and international accountants, to ensure all accounts are reconciled in accordance with US GAAP on a monthly basis.

c) Inventory reserve adjustment. This error related to treatment of inventory reserves in accordance with SAB 100. Specifically, the issue related to release of reserves which the Company felt were no longer required. Due to the lack of a historical report to validate that the reserves were released for valid disposal activities, such as by sale or scrap, we were required to add back $318,000 to our overall inventory reserve. We subsequently developed a report to give us proof of consumption of reserved parts prior to reserve release. This has been utilized reliably over the past three quarters. We believe this exception is therefore remediated.

Gary R. Todd

May 17, 2006

2.	As a related matter, you should make reasonably specific disclosure about remediation efforts specific to the individual material weaknesses, including reasonably detailed and specific disclosure about changes in internal controls in response to material weaknesses. The disclosure about remediation efforts and resulting changes in controls as included in the June 2005 10-K and as included in the September and December 2005 Forms 10-Q lacks specificity and should be expanded in future filings. Show us how you intend to apply this comment.

We have taken steps to remediate each material weaknesses noted in our periodic reports, and in the event that any deficiencies are noted in the future, we will include specific disclosure as to the nature of the deficiency as well as any remediation steps which management determines be taken, in consultation with its independent auditors, to address the deficiency.

We agree that little was disclosed in the Form 10-K regarding remediation efforts in response to the material weaknesses disclosed. At the time of the September 28 filing, management was still determining what remedial measures were most appropriate. However, we subsequently made improvements to our internal controls as described in our second quarter 10-Q filed on February 14, 2006 as follows:

“To remediate these issues we have increased management oversight of the close process and calculation of key reserves, implemented daily status meetings during close, accelerated the account reconciliation process for more timely results, provided additional training for the accounting staff, added an accounting manager position for increased supervision and review, and are actively monitoring improvements our vendor is making to the stock compensation reports we rely on for accurate reporting under 123R.”

In future filings, we intend to describe changes to internal controls and any remedial measures in more detail. For example, in the third quarter Form 10-Q filed May 1, 2005, we disclosed:

“The material weaknesses disclosed for the quarter ended December 31, 2005, related to errors in the calculation of equity common stock equivalents and thereby earnings per share and in the calculation of stock-based compensation under FAS123R. We modified our controls during the most recent quarter to address these deficiencies which modifications included development of reliable FAS 123R stock option and ESPP reports by our outside equity valuations provider with our input, resulting in accurate quarter and year-to-date valuations of stock-based compensation, and development of a policy and spreadsheet models implementing the treasury stock method for the computation of diluted shares for accurate reporting of diluted earnings per share. As a result, Adept management believes these matters have been remediated.”

Gary R. Todd

May 17, 2006

“For the quarter ended October 1, 2005, we disclosed a material weakness related to errors in the calculation of inventory reserves. Adept continues to develop a system-driven excess and obsolete (E&O) inventory report in our Enterprise Resource Planning System which will be completed by fiscal year end. In the interim, we require that several levels of finance and operational management review the E&O reserves spreadsheet and sign off on its accuracy, to prevent human errors arising from lack of multiple reviews which were the basis for this material weakness. We believe such measures remedy the material weakness relating to calculation of inventory reserves.”

Financial Statements

Consolidated Statements of Cash Flows, page 62

3.	As set forth in paragraph 28 of SFAS 95, the operating activities section of an indirect method of cash flows should begin with net income or loss. Your statement does not appear consistent with that guidance because your presentation begins with net income (loss) from continuing operations. To better conform to SFAS 95, please appropriately modify your presentation in future filings.

We acknowledge your comment related to format of Consolidated Statement of Cash Flows and agree to make the requested revision. It should be noted that the Consolidated Statements of Cash Flows for the quarters ended October 1, 2005, December 31, 2005 and April 1, 2006 each began with net income or loss.

Note 1. Company and Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

4.	Please explain to us how you account for robot refurbishment activities and clarify the basis in GAAP for the accounting. In that regard, tell us how you record receiving components to be refurbished and how costs are accounted for through subsequent sale. Clarify the materiality of this activity.

The revenue stream for robot refurbishment relates to Adept-owned and customer-owned remanufactured robots and components. For Adept-owned robots, Adept receives parts returned from customers under warranty contracts, or Adept purchases surplus used parts available from customers or suppliers. These parts traditionally have lower cost, and internal analysis indicates that on average, we pay 40% of the new part cost to acquire these components. The standard cost

Gary R. Todd

May 17, 2006

for acquired parts is therefore set at 40% of the new part standard cost in compliance with GAAP as reflected in the SAB 100 pronouncement requiring valuation of inventory at “lower of cost or market”. In addition, Adept tracks all related costs and activities (material and labor) for remanufactured robots using work orders, and adds these costs to inventory, and subsequently to cost of goods sold when the remanufactured product is shipped for revenue.

By contrast to the robot refurbishment described above, the cost basis for customer-owned remanufactured or repaired robots is different. In this case, the “starting point” is zero since Adept does not own the robots. We track the additional material and labor required to bring the customer-owned robots up to standard using work orders as with any Adept-owned remanufactured robots. This revenue stream for customer-owned remanufactured robots is combined with Adept-owned remanufactured robot revenue to make up total remanufactured robot revenue.

Refurbished, or remanufactured, robot sales were $3.8 million in fiscal 2005 as compared with $50.5 million of total revenues, making remanufactured robots 7.6% of total Adept revenue.

Stock-based Compensation, page 68

5.	We see that certain SFAS 123 pro forma assumptions were re-stated upon re-evaluation. Tell us about those changes and explain why you believe those changes are appropriate in GAAP. In future filings make specific disclosure about the restatements and the underlying bases for the changes.

As the provisions of SFAS 123R were to become effective for Adept on July 1, 2005, in the months prior to that date, we reviewed the methodology for valuing option grants to ensure that the appropriate procedures were in place. In the process of this analysis, we determined that the Company needed to correct the expected life of the options granted prior to Q4 for consistency with GAAP, as the methodology previously applied to develop estimated option term used the remaining life of the option rather than the expected time from grant until exercise or forfeiture of the option. This can be seen in the 2004 Annual Report on Form 10-K, page 65, where the expected life for 2004 was 9.52 years, and 9.79 years for 2003. The revised values for these years in the 2005 Form 10-K were 2.65 years and 2.52 years, for 2004 and 2003, respectively. The reduction in expected option life also reduced the expected volatility since the estimated option lives were substantially shorter. The result was that we chose to prospectively correct the pro-forma calculated stock-based employee compensation expense for 2003, 2004, and Q1-Q3 of fiscal 2005. In the future we will include more detailed discussion of, and the bases for, any prospective corrections.

Gary R. Todd

May 17, 2006

Forms 10Q as of September 30 and December 31, 2005

Financial Statements

Note 2. Stock-based Compensation- page 6

6.	Please note that when you adopt a new accounting standard at the beginning of an interim period the financial statements and related footnotes should present all relevant disclosures required by the new standard. It appears that SFAS 123(R) requires more extensive disclosure than that included in your Forms 10-Q. Please expand in future filings.

Adept acknowledges the staff’s comment regarding additional SFAS 123R disclosures and intends to expand its disclosure with respect to SFAS 123R in accordance with expanded guidance that is now recommended from the FASB. This expanded disclosure was included in our Form 10-Q filing for the third fiscal quarter of 2006.

Management’s Discussions and Analysis, page 14

Results of Operations, page 20

7.	We see that you commenced software capitalization in the second quarter of fiscal 2006. Tell us about your accounting policy for software costs prior to that date and why that policy was appropriate in GAAP.

Adept had previously expensed software development costs as incurred up until the second quarter of fiscal 2006 since software development costs incurred after the establishment of technological feasibility, but before general release were immaterial. We commenced capitalization based on SFAS No. 86 in the second quarter of 2006, as a result of management’s determination that software development costs incurred after the establishment of technological feasibility, but before general release, had become material, and reviewed this decision with our external auditors, based on Adept’s decision to develop and market and sell software products that had positive forecast gross margins.. The initial project capitalization related to an iVision software project which qualified for capitalization as technological feasibility was established based on a working model (prototype shipment to customer), with an expected start of amortization upon general release in the fourth quarter of 2006.

Gary R. Todd

May 17, 2006

Item 4 Controls and Procedures, page 23.

8.	We see that during the first two quarters of fiscal 2006 your auditors identified material weaknesses related to inventory, stock-based compensation and earnings per share. Tell us about the origin, nature, and extent of each of the material weaknesses. For each matter describe the specific steps you have undertaken or plan to undertake to remediate the underlying control matter and describe the status of the weakness.

The origin, nature and extent of the material weaknesses identified in the filings for the first two fiscal quarters and remediation steps implemented by Adept’s financial management team are as follows:

a)	The material weakness disclosed in the Form 10-Q for the period ended October 1, 2005 related to a clerical error, amounting to $302,000, in the inventory reserve Excel spreadsheet that was developed at fiscal year-end to remediate the SAB 100 reserve release problem. The error noted was corrected as a post-closing adjustment and properly reflected in our quarterly filing for the period ended October 1, 2005.

Adept is in process of developing a fully Enterprise Resource Planning system driven Excess & Obsolete report which will be completed for year-end to prevent this error from occurring in the future. In the interim, we have required that several levels of finance and operational management review the Excess & Obsolete reserves spreadsheet and sign off on its accuracy, to prevent human errors which were the basis for this control deficiency. Neither management nor Adept’s auditors have noted any exceptions in this area during the second and third quarter reviews.

b)	The stock based compensation error noted in the Form 10-Q for the second quarter of 2006 was the result of our equity valuation service provider being unable to generate an accurate SFAS 123R expense report as Adept commenced its adoption of SFAS 123R effective July 1, 2005, earlier than most other publicly-reporting companies. It was the service provider’s first attempt to build forfeiture rate into the calculations, and the reports incorrectly applied forfeiture rates retrospectively from option grant date, rather than prospectively, after the 123R effective date. The reports understated the calculated stock compensation expense by approximately $295,000. As we had not previously prepared FAS123R expense reports including forfeiture values, we did not initially recognize the error. However, upon review our external auditor concluded the initial booked amount was incorrect. As our service provider was unable to correct the error in time, we estimated the stock compensation expense for the second fiscal quarter by applying the

Gary R. Todd

May 17, 2006

forfeiture rate to gross expense figures. The error noted was corrected as a post-closing adjustment and properly reflected in our quarterly filing for the period ended December 31, 2005. Our service provider has now been able to generate accurate reports on stock compensation expense which we used for the third quarter, and we also confirmed that our second quarter estimate was reliable. We believe this error is now remediated.

c)	The diluted earnings per share error related to our convertible subordinated note and warrants being included at their full dilutive number of shares rather than calculated using the FAS 128 treasury stock method. Adept had incurred losses for several years, meaning any diluted share increase would be anti-dilutive, and the treasury stock method was no longer in place in our internal worksheets. This was corrected upon review. There was no impact on EPS from this error. Net income was modest in the first quarter, and diluted EPS was unchanged after the correction in diluted share count. The correction in the diluted share calculation method for the second quarter had no impact as basic shares were equal to diluted shares as a result of the second quarter net loss. We have since implemented the treasury stock method for all equity instruments required to be included in our calculation of diluted earnings per share. Based on our adoption of the treasury stock method, we believe this deficiency has been remediated.

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As requested by the Staff, Adept acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments in the Commission filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt review of this response. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at the below listed telephone number. We are available to discuss any questions or remaining issues with the Staff in order to resolve these comments.

Sincerely,

/s/ Robert R. Strickland
Robert R. Strickland
Chief Financial Officer
925-245-3413

cc:	Jeanne Bennett - Securities and Exchange Commission
Robert Bucher, Adept Technology, Inc.

Gary R. Todd

May 17, 2006

FOIA CONFIDENTIAL TREATMENT REQUESTED

ADEP CTR 003

ANNEX A